
June 1, 2018

Marshall Chesrown
Chief Executive Officer
RumbleON, Inc.
4521 Sharon Road
Suite 370
Charlotte, NC 28211

      Re: RumbleON, Inc.
          Registration Statement on Form S-3
          Filed May 25, 2018
          File No. 333-225217

Dear Mr. Chesrown:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any questions.

                        Division of Corporation Finance
                        Office of Information Technologies
                        and Services

cc: Christina Russo, Esq.